First American Investment Funds, Inc.
Form N-SAR for Semi-Annual Period Ended March 31, 2005

Sub-Item 77C. Submission of matters to a vote of security holders.

At a special meeting of the holders of shares in the International Fund on December 8, 2004, the shareholders voted to approve the following proposal:

Approval of the appointment of JPMorgan as the new investment sub-advisor.

At the meeting, shareholders approved this proposal as follows:

Shares Voted For  Shares Voted Against   Shares Abstained
64,886,797   114,092        49,216